Exhibit 99.1

Scienjoy Holding Corporation Outlines Business Strategies, Aiming To Build The Live Streaming Full Ecosystem

Beijing, December 21, 2020 (NEWSWIRE) – Scienjoy Holding Corporation (“Scienjoy”, the “Company” or “We”) (NASDAQ: SJ), a leading live entertainment mobile streaming platform in China, described the business strategies of Scienjoy at the LD Micro 500 Virtual Conference, which was held on December 15, 2020. The Company aims to diversify the business in the full spectrum of Live Streaming Full Ecosystem, including both upstream and downstream.

The Live Streaming Full Ecosystem is a strategic layout of the Company’s in-depth mobile live streaming market, covering brand new Entertainment, E-commerce and Multi-Channel Network (MCN) sectors.

Scienjoy’s Live Streaming Full Ecosystem

In addition to the current Talent Show Live Streaming business, the Entertainment sector will plan to extend its business to provide users with affinity-filled Voice Live Streaming and other video services which contain huge market in China. Targeting the trending live commerce with huge growth potential, E-commerce sector will venture into E-commerce Live Streaming, Online Shopping Mall and Medical Cosmetology. As the top priority of the Company’s future development, the MCN sector which is expected to create content monetarization opportunities will revolve around the core of the Internet influencer economy – i.e., Key Opinion Leader (KOL) Training and high-quality Content Creation.

MCN, including broadcaster training, broadcaster output and content output, will become the basic capability to deeply integrate and efficiently export resources to two sub-ecologies of Entertainment and E-commerce, in order to improve the value of live streaming industry and form a self-forming and self-growing mobile live streaming ecology.

In fact, Scienjoy has already started the initial exploration and application of the above-described strategy, including having gamified the live streaming and having built a virtual reality second life world. This is one of Scienjoy’s advantages that distinguishes it from its competitors in the industry. Since this year, Scienjoy has provided users with innovative virtual scenes within the live streaming platforms. Through AI and AR technologies, Scienjoy has revolutionized the form of interactions between users and broadcasters and enriched the topics and interests for both of them, which has effectively enhanced users’ stickiness, loyalty and willingness to pay. Scienjoy expects to launch six virtual reality worlds based on this approach by the end of 2021.

Moreover, the “Compliance Training for Network Audiovisual Broadcasters” and “National New Media Live Broadcasting Training”, sponsored by the Broadcasting and Film Talent Exchange Center of State Administration of Radio, Film and Television and implemented by Scienjoy, was officially launched in August of 2020, aiming to promote the supply of professional talents, output high-quality contents and empower the industry with positive value orientation. Scienjoy believes that high quality practitioners can bring innovative and useful contents to the live streaming service and achieve both economic and social benefits for enterprises.

In terms of strategic layout, Scienjoy has been steady and aggressive. Founded in 2011, with a large amount of cutting-edge Internet technology application experience and demonstrated outstanding performance, Scienjoy was successfully listed on NASDAQ in May 2020, and in August 2020, the Company officially announced its expansion to global markets through the global live streaming platform BeeLive. The operating results and unaudited financial data that the Company disclosed recently further highlight the outstanding operational strength of its management team and its excellent performance:

●	As of today, the registered users of five live streaming platforms reached 243 million, and the cumulative number of active broadcasters has exceeded 200,000.
●	Total paying users in the third quarter of 2020 increased by 28.0% to over 322,000, compared with the same period of 2019.
●	In 2019, total net revenues were around US$ 131 million with net profit approximately US$ 22.5 million on a non-GAAP basis.
●	For the first nine months of 2020, gross profit margin and net profit margin are 23.8% and 17.3% respectively on a non-GAAP basis.
●	Total net revenues in the fourth quarter of 2020 is expected to be increased by around 50%, compared with the same period of 2019.

Financial Highlights

For announcement of the Company’s development strategies, Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented, “We’re thrilled to introduce our development strategy to the public. This is our 6th year in the live streaming industry and it has been a rewarding year. We completed the Company’s milestone of landing on NASDAQ and started a new beginning for the Company, and BeeLive launched our global live streaming business, bringing long-term benefits to our shareholders. The Live Streaming Full Ecosystem is our unique ecosystem by infiltrating the mobile live broadcasting business into the entertainment and e-commerce fields through the MCN sector. At the same time, we are convinced that the development of science and technology will bring immeasurable market and huge changes to the mobile live streaming industry, which will lead us to continue our research and exploration on the application of 5G, AI, AR and Big Data technologies in the industry. In the future, as user habits change, the driving force of new technology and content industry take shape, live streaming, both domestically and globally, will further penetrate and integrate into the real world and become an infrastructure. We look forward to embracing the grand industry of live streaming by gradually building our unique ecology.”

About Scienjoy Holding Corporation

Founded in 2011, Scienjoy is a leading mobile live streaming platform in China, and its core mission is to build a live streaming service matrix that delivers pleasant experience to users. With more than 243 million registered users, Scienjoy currently operates four brands of live streaming platforms, consisting of: Showself, Lehai, Haixiu, and BeeLive (including Mifeng, BeeLive Chinese version, and BeeLive International for international markets). Scienjoy adopts multi-platform operation strategies and is committed to providing high quality and value-added services for users with innovative thinking. Based on the in-depth understanding and research of the live streaming industry and user behavior, Scienjoy is devoted to building a second life world in which the virtual world and the reality are integrated within the live streaming scenario, deeply integrating the industry through diversified live broadcasting scenarios, and empowering the industry by building a content-rich and vibrant Live Streaming Full Ecosystem. For more information, please visit http://ir.scienjoy.com/.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Investor Relations Contact

Ray Chen
VP, Investor relations
Scienjoy Inc.
+86-010-64428188
ray.chen@scienjoy.com

Media Relations Contact

Anna Huang

ATIF Holdings Limited

+86-139-2726-7157

SJ@atifchina.com

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